Exhibit 99.1

News Release
October 19, 2022

Proxy Advisor Glass Lewis Recommends that Turquoise Hill Shareholders Vote “FOR” the Rio Tinto Go-Private Transaction

•	Shareholders will enjoy the certainty of C$43 per share all cash consideration and a 67% premium to Turquoise Hill’s unaffected share price.

•	To learn how to vote your shares, go to www.turquoisehilltransaction.com.

MONTREAL--(BUSINESS WIRE)-- Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”)  today announced that proxy advisor Glass Lewis has recommended that the Company’s shareholders vote “FOR” the previously announced proposed plan of arrangement pursuant to which, among other things and subject to the satisfaction or waiver of all applicable conditions precedent, Rio Tinto International Holdings Limited (“Rio Tinto”) would acquire the approximately 49% of the issued and outstanding common shares of Turquoise Hill that Rio Tinto and its affiliates do not currently own for C$43.00 per share in cash (the “Arrangement”). The Glass Lewis report supports the unanimous recommendation of the special committee of independent members of Turquoise Hill’s Board of Directors (the “Special Committee”) that Turquoise Hill’s minority shareholder’s vote “FOR” the resolution approving the Arrangement .

In making its vote FOR recommendation Glass Lewis noted, among other things, that:

•	. . . that the Company and the board undertook a reasonably comprehensive review process in the months preceding the execution of the Arrangement Agreement.
•	. . . we recognize the Company’s standalone case could also be reasonably viewed as carrying a relatively elevated risk profile.
•	. . . shareholders should consider that the Company faces significant near-term financing risks.
•	. . . we are inclined to believe that Rio Tinto’s current offer represents a reasonable exit price and a compelling market premium for minority shareholders, on balance.

Turquoise Hill’s Board Chair Peter Gillin said, “The Glass Lewis’ recommendation validates the work of the five independent directors on the Special Committee who devoted six months to an extensive process of analysis and negotiation to secure a deal that is in the best interests of the Company and fair to the Company’s minority shareholders. The Arrangement provides Turquoise Hill’s minority shareholders the opportunity to crystallize the value of their investment through an all-cash C$43.00

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

per share consideration, securing a 67% premium to Turquoise Hill’s closing share price on March 11, 2022, the last trading day prior to Rio Tinto’s initial proposal to acquire the Company’s minority shares. Moreover, the transaction, if approved, will relieve minority shareholders from the  financing, technical, market and geo-political risks and uncertainties facing the Company associated with developing and operating a massive, complex block-cave mine in a remote part of Mongolia. Both the Board of Directors and the Special Committee reiterate their unanimous recommendations that the Company’s minority shareholders vote FOR the resolution to approve the Arrangement.”

Vote FOR the Transaction Today

Your vote is important no matter how many shares you own. Shareholders must vote prior to 10:30 a.m. (Montreal Time) on October 28, 2022.

For more details on how to vote, shareholders are encouraged to visit www.turquoisehilltransaction.com.

How To Vote

If you are a registered shareholder, we are asking you to take two actions.

First, your vote is important regardless of how many shares you own. Shareholders are encouraged to vote in advance of the special meeting of Turquoise Hill shareholders to be held on November 1, 2022 in respect of the Arrangement (the “Meeting”). If you are a registered shareholder, whether or not you plan to attend the Meeting, to vote your shares at the Meeting, you can either return a duly completed and executed form of proxy to the Company’s transfer agent, TSX Trust Company (the “Transfer Agent”), Proxy Department, by mail at: TSX Trust, 1200-1 Toronto Street, Toronto, Ontario M5C 2V6, or TST Trust Company, 1600-2001 Robert-Bourassa Blvd.,  Montreal, Quebec H3A 2A6, or via the internet at www.tsxtrust.com/vote-proxy not later than 10:30 a.m. (Montreal time) on October 28, 2022 or, if the Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting. If you hold shares through a broker, investment dealer, bank, trust company or other intermediary (a “Beneficial Shareholder”), you should follow the instructions provided by your intermediary to ensure your vote is counted at the Meeting.

Second, if the Arrangement is approved and completed, before Rio Tinto can issue the consideration for your shares, the depositary will need to receive the applicable letter of transmittal completed by you, together with the certificates representing the shares and any additional documents that may be required. Registered shareholders must complete, sign, date and return the enclosed letter of transmittal. If you are a Beneficial Shareholder, you will receive payment for your shares through your financial intermediary if the Arrangement is completed.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Questions

If you have any questions about voting your proxy and the information contained in this press release in connection with the  Meeting please contact our proxy solicitation agent and strategic shareholder advisor, Kingsdale Advisors, at 1-888-370-3955 (toll-free in North America), or by calling collect at 416-867-2272 (outside of North America) or by email at contactus@kingsdaleadvisors.com.

About Turquoise Hill

Turquoise Hill is an international mining company focused on the operation and continued development of the  Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter@TurquoiseHillRe

Forward-looking Statements and Forward-looking Information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements regarding the Arrangement, including the anticipated timing of the Meeting and potential risks facing the Company if the Arrangement is not completed.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding the ability of the parties to receive in a timely manner and on satisfactory terms, the necessary shareholder approvals (including the minority approval) and court approval; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement, present and future business strategies, local and global economic conditions,

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

and the environment in which the Company will operate. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder approvals (including the minority approval) and court approval, or the necessity to extend the time limits for satisfying the other conditions to the completion of the Arrangement.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included the “Risk Factors” section of the Company’s management proxy circular dated September 27, 2022 (the “Circular”) and in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2022 (“Q2 2022 MD&A”). Further information regarding these and other risks, uncertainties or factors included in Turquoise Hill’s filings with the SEC as well as the Schedule 13E-3 and the Circular.

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Circular, the “Risk Factors” section of the Company’s Annual Information Form, the “Risks and Uncertainties” section of the Q2 2022 MD&A and the Schedule 13E-3 that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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